

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Matthias Bodenstedt
Chief Financial Officer
MoonLake Immunotherapeutics
Dorfstrasse 29
6300 Zug
Switzerland
41 415108022

>   **Re: MoonLake Immunotherapeutics**
>   **Registration Statement on Form S-3**
>   **Filed August 31, 2023**
>   **File No. 333-274286**

Dear Matthias Bodenstedt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden Berns